

Chevron

Don R. Haley
Assistant Secretary

Chevron U.S.A. Inc.
1500 Louisiana Street, 03-719B
Houston, TX 77002
Tel (832) 854-5057
DRHaley@chevron.com

December 1, 2005



RECEIVED

DEC - 1 2005

HAND DELIVERED

Mr. Keith M. Meyer
President
Sabine Pass LNG, L.P.
717 Texas Ave., Suite 3100
Houston, TX 77002

Re: Omnibus Agreement

Dear Keith,

In accordance with Clause 4.1(b) the Omnibus Agreement between Chevron U.S.A. Inc. ("CUSA") and Sabine Pass LNG. L.P. ("Sabine"), CUSA hereby notifies Sabine that it is electing to increase its Maximum LNG Reception Quantity under the Terminal Use Agreement between CUSA and Sabine, from 282,761,850 MMBTUs per Contract Year to 403,945,500 MMBTUs per Contract Year, to increase its Gas Redelivery Rate from 759,500 to 1,085,000 MMBtu per day and to receive LNG storage capacity up to a maximum storage quantity of four (4) billion standard cubic feet. Please forward to us at your earliest convenience a draft of the amendment to the Terminal Use Agreement reflecting the foregoing election.

Sincerely



Don R. Haley